BB 3/28 *

06005500

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31,2007 |
| Estimated average burden | |
| Hours per response................. | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2006
WASH. D.C. 209 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66694 |

AB 3/3

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acosta Financial Services, LLC
MARKWOOD Capital Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2255 Glades Road, Suite 110E
(No. and Street)

| Boca Raton | FL | 33431 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelica Aguilera — (561) 989-9997
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

| 2699 S. Bayshore Drive | Miami | Florida | 33133 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Angelica Aguilera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acosta Financial Services, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Jeffrey Jay Gerstel
Commission # DD347109
Expires: AUG. 16, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

NOTARY PUBLIC STATE OF FLORIDA

Angelica Aguilera
(Signature)

FINOP
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

# ACOSTA FINANCIAL SERVICES, LLC

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

## CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1 |
| STATEMENT OF FINANCIAL CONDITION | 2 |
| NOTES TO STATEMENT OF FINANCIAL CONDITION | 3 - 6 |

Financial
Services
Group

## INDEPENDENT AUDITORS' REPORT

To the Members
Acosta Financial Services, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Acosta Financial Services, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acosta Financial Services, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has sustained operating losses and negative cash flows from operations since inception. In the absence of achieving profitable operations and positive cash flows from operations or obtaining equity financing, the Company may have difficulty meeting current obligations or maintaining required minimum regulatory net capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. This financial statement does not include any adjustments that might result from the outcome of these uncertainties.

Miami, Florida
February 13, 2006

Kaufman, Rossin & Co.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

**ACOSTA FINANCIAL SERVICES, LLC**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

## ASSETS

| | | |
|---|---|---|
| CASH | $ | 574 |
| DUE FROM BROKER (NOTE 7) | | 3,489 |
| DEPOSITS (NOTE 7) | | 101,066 |
| PROPERTY AND EQUIPMENT, NET (NOTE 3) | | 17,130 |
| | $ | 122,259 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | $ | 9,750 |
| Loan payable (Note 4) | | 5,100 |
| Total liabilities | | 14,850 |
| LEASE COMMITMENT (NOTE 5) | | |
| MEMBERS' EQUITY | | 107,409 |
| | $ | 122,259 |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business and Organization***

Acosta Financial Services, LLC, (the Company) organized as a limited liability company under the laws of the State of Florida on September 1, 2004, is a broker of various types of equity, debt, and mutual fund securities and option contracts. The Company primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission.

The Company commenced operations in September of 2004, and was approved as a registered broker-dealer with the National Association of Securities Dealers ("NASD") on May 25, 2005.

***Government and Other Regulation***

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

***Securities Transactions***

Securities transactions are reported on a trade date basis.

***Property and Equipment***

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts.

***Depreciation***

Depreciation is computed using the double declining method based upon estimated useful lives of five to seven years.

***Cash***

The Company, during the course of operations, maintains cash balances in excess of federally insured limits.

***Income Taxes***

The Company is not subject to income taxes since the income or loss is includible in the tax returns of its members.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

## NOTE 2. GOING CONCERN

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred significant operating losses and negative cash flows from operations since inception.

The Company's ability to continue as a going concern is dependent upon achieving profitable operations and positive cash flows from operations or obtaining equity financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. This financial statement does not include any adjustments that might result from the outcome of these uncertainties. Management is attempting to raise additional capital, which will assist the Company in funding operations and provide the opportunity for the Company to continue as a going concern. Management believes it will be successful in raising capital sufficient to continue operations.

## NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 14,609 |
| Office equipment | | 27,259 |
| | | 41,868 |
| Less accumulated depreciation | ( | 24,738) |
| | $ | 17,130 |

## NOTE 4. LOAN PAYABLE

***Loan Payable to Fund***

During 2004, the Company was loaned $500,000 from an offshore fund ("the Fund"). The Fund also invested $250,000 as contributed capital. Subsequent to December 31, 2004, the NASD did not approve the Fund as a member of the Company and the $500,000 was repaid. Additionally, $140,000 of the $250,000 contributed capital was returned to the Fund.

***Loan Payable to Bank***

On July 14, 2005, the Company purchased office equipment and entered into a loan agreement with a bank for the financing of the costs of the equipment. The loan is payable in 48 monthly principal and interest payments of $169, with an annual interest rate of 20.49% and matures in July, 2009.

## NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Boca Raton, Florida, expiring in 2009. The Company sub-leases a portion of its office to a related party by virtue of common ownership. The approximate minimum annual lease commitments, net of the sub-lease, for years subsequent to December 31, 2005 are as follows:

| | Total | Sub-lease | Net Commitment |
|---|---|---|---|
| 2006 | $ 56,000 | $( 17,000) | $ 39,000 |
| 2007 | 56,000 | ( 17,000) | 39,000 |
| 2008 | 56,000 | ( 17,000) | 39,000 |
| 2009 | 19,000 | ( 6,000) | 13,000 |
| | $ 187,000 | $( 57,000) | $ 130,000 |

## NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-eighth (for the fist year and then one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2005, the Company's "Net Capital" was $89,213 which exceeded requirements by $84,213, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.17 to 1.

## NOTE 7. RISK CONCENTRATIONS

### *Clearing and Depository Concentrations*

The clearing and depository operations for the Company's securities transactions are provided by Pershing, whose main office is located in New Jersey. At December 31, 2005, the due from broker is with this brokerage firm. In addition, the clearing deposit of $100,000 is held by this brokerage firm and is included as deposits in the accompanying statement of financial condition.

### *Off-Balance Sheet Risks*

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

**Miami:**

2699 s. bayshore drive
miami, florida 33133

**305** 858 5600
**305** 856 3284 fax

**Ft. Lauderdale:**

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

**954** 713 7444
**954** 759 7877 fax

**Boca Raton:**

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

**561** 394 5100
**561** 750 9781 fax

**World Wide Web:**
www.kaufmanrossin.com